News Release

Alexco Reports Third Quarter 2014 Financial Results

November 13, 2014 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the third quarter of 2014. All figures are expressed in Canadian dollars unless otherwise stated.

Third Quarter Highlights

  Net loss of $0.7 million, or $0.01 per share. Loss before deferred taxes was $0.8 million, including non-cash costs of $0.7 million for depreciation and $0.2 million for share-based compensation.

  Cash and cash equivalents at September 30, 2014 of $10.6 million and net working capital of $18.0 million.

  Alexco Environmental Group (AEG) recorded revenues of $4,651,000 in the third quarter of 2014 for a gross profit of $1,835,000 and a gross margin of 39.5%.

  Completed a bought deal financing in August 2014 for net cash proceeds of $7.2 million.

  The date by which the Company can make a US$20 million payment to Silver Wheaton has been extended by one year, to December 31, 2015, should Alexco elect to implement the previously announced amendment to its silver streaming agreement. Also extended is the date for completion of the 400 tonne per day throughput test, to December 31, 2016.

  Made progress in the permitting process relating to potential development and production from the Flame & Moth deposit. A Decision Document has been issued by the Government of Yukon, which is a necessary step toward amending the Quartz Mining Licence and the Water Use Licence.

  Alexco drilled its best hole ever at Keno Hill, intersecting 5,667 grams per tonne silver over 6.39 meters (true width) at Bermingham. Surface exploration drilling for the full 2014 season was completed as of the end of October, and totalled 18,267 meters.

Alexco’s President and Chief Operating Officer Clynt Nauman said, “We achieved a significant number of goals during the quarter, including an amendment to our silver streaming agreement, successful completion of an environmental assessment and subsequent receipt of the Decision Document for Flame & Moth operations, and concluded another extremely successful annual exploration program. In addition, we completed a financing to bolster our treasury in the face of a lengthy unfavorable silver price environment. Furthermore, Alexco Environmental Group turned in another solid quarter with cash flow continuing to significantly offset overhead costs throughout the corporate group. Taken as a whole, Alexco has been able to maintain considerable operating flexibility in the face of headwinds in the precious metals sector. Still outstanding are exploration results for approximately 12,000 meters of extension and infill drilling around the Flame & Moth deposit. I anticipate that these additional results will help us identify further capital and operating cost efficiencies as we move forward with our decisions and plans at Keno Hill.”

Head Office	T. 604 633 4888
Alexco Resource Corp. 200 Granville Street, Suite 1150 Vancouver, BC V6C 1S4 Canada	F. 604 633 4887

Summary Financial Results and Information

(expressed in thousands of dollars,
except per share amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Revenue from environmental services	4,651	6,356	10,786	11,821
Gross profit from environmental services	1,835	4,189	3,628	6,431

Revenue from mining operations	-	17,038	361	42,449
Gross profit (loss) from mining operations	-	2,102	361	(229)

Revenue from all operations	4,651	23,394	11,147	54,270
Gross profit (loss) from all operations	1,835	6,291	3,989	6,202

Income (loss) before taxes	(827)	3,080	(4,495)	(61,574)
Net income (loss)	(667)	2,219	(3,747)	(49,319)
Adjusted net income (loss)[1]	(667)	2,219	(3,747)	(3,182)
Total comprehensive income (loss)	(568)	2,181	(3,461)	(49,466)
Earnings (loss) per share – basic and diluted	($0.01)	$0.04	($0.06)	($0.82)
Cash flows from operating activities	(235)	1,389	(1,266)	(747)

[1]

Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s September 30, 2014 MD&A for explanation and reconciliation.

Bought Deal Financing

In August 2014, Alexco completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,067,250. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,228,000, and are expected to be used to further exploration and development activities on the Eastern Keno Hill Silver District property, particularly the Flame & Moth deposit, and for general working capital purposes.

Extension of Payment Date for Silver Streaming Amendment

In June, Alexco announced it had come to an agreement with Silver Wheaton Corp. to amend the silver streaming agreement originally dated October 2, 2008, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver, with significant positive implications for Alexco and the Keno Hill Silver District in general (see news release dated June 16, 2014 entitled “Alexco Announces Amended Silver Streaming Agreement for Keno Hill”). The amendment is subject to the payment of US$20 million by Alexco to Silver Wheaton, and the date by which the payment is to be made was originally set at December 31, 2014. That date has now been extended one year by agreement of the parties to December 31, 2015 (see news release dated November 3, 2014 entitled “Alexco Announces One Year Extension of Silver Stream Amendment Buy-Down Date”). If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Also extended is the date for completion of the 400 tonne per day throughput test, to December 31, 2016.

Permitting

Future development and production from the Flame & Moth deposit requires Alexco to undertake an environmental re-assessment under the Yukon Environmental and Socio-economic Assessment Act (YESAA), and seek additional amendments to its existing Quartz Mining Licence (QML) and Water Use Licence (WUL). This process was initiated in December 2013. In October 2014, the Designated Office Evaluation Report under the Yukon Environmental and Socio-economic Assessment Board (YESAB) recommended that the Flame & Moth project be allowed to proceed under certain terms and conditions which were subsequently accepted, modified or rejected by the Decision Body (Yukon Government) in the Decision Document received by the Company on November 4, 2014. The Decision Document outlines the terms and conditions for modification of the existing QML, and opens the way for initial development of the Flame & Moth deposit. Conditions outlined in the Decision Document will be incorporated in the QML. Subsequent to the QML, the Company also needs to complete a process to amend its WUL to incorporate conditions related to future production and milling from Flame & Moth. It is anticipated that a further six to ten months is required to amend the WUL, a process which was initiated in October, 2014.

Alexco Environmental Group (AEG)

Alexco Environmental Group (AEG) recorded revenues of $4,651,000 in the third quarter of 2014 for a gross profit of $1,835,000 and a gross margin of 39.5% . In the third quarter of 2013, recognized revenues totaled $6,356,000 for a gross profit of $4,189,000. In July 2013, an amended and restated Subsidiary Agreement (“ARSA”) was executed with the Government of Canada. As a result of that execution, included in revenues for that quarter was an amount of $1.5 million in retroactive fees, and included in cost of sales was an $850,000 reduction in the Corporation’s environmental services contract loss provision. Excluding the impacts from the execution of the ARSA, in the third quarter of 2013 AEG achieved a gross margin of 37.9% .

Keno Hill Exploration

Alexco’s surface exploration plans for 2014 are currently budgeted at approximately $5 million, of which approximately $4,168,000 has been incurred through September 30, 2014. Through a combination of increased efficiency and renegotiated contract prices, the Company drilled 80% more meters than initially anticipated, completing 18,267 meters by season’s end late in October. Approximately 16,180 meters were drilled through September 30, 2014.

Initial results from the 2014 program were reported in early November (see news release dated November 5, 2014 entitled “Alexco Drills Best Hole Ever: Intersects 5,667 Grams Per Tonne Silver Over 6.39 Meters (true width) at Bermingham; Mineralization Extended and Remains Open”), with respect to 2,667 meters of drilling completed in eight holes to both infill and extend Bermingham mineralization to the northeast, towards the historical Hector-Calumet mine. Results from this drilling include drill hole K-14-0537 which intercepted 6.39 meters (true width) with a composite silver grade of 5,667 grams per tonne (gpt) silver (165.3 ounces per ton (opt)), which included 1.81 meters (true width) assaying 18,270 gpt (532.9 opt) silver. Additionally, three other holes within 200 meters of drill hole K-14-0537 intercepted between 529 gpt and 714 gpt silver over true widths ranging from 3.03 meters to 7.97 meters. A new resource estimate for Bermingham is expected to be completed in early 2015.

Further results from the 2014 exploration program are expected to be released as they become available over the course of winter, with the balance of the program having been focused primarily on the Flame & Moth deposit area.

Financial Position

Alexco’s cash and cash equivalents at September 30, 2014 totaled $10.6 million, compared to $6.3 million at June 30, 2014 and $8.6 million at December 31, 2013, while net working capital at September 30, 2014 totaled $18.0 million compared to $11.7 million and $15.3 million for the same dates respectively. The decline in the quarter, after allowing for the August financing, was due primarily to expenditures on exploration activity, with roughly half of corporate general and administrative and mine site care and maintenance costs offset by cash generated from AEG operating activities.

Management Change

Alexco is pleased to announce that Michael Clark has agreed to join the Company effective December 15, 2014, in the role of Chief Financial Officer. Clark is a Chartered Accountant with over eleven years of experience, including seven years in senior financial roles within the junior mining sector. Alexco’s current Chief Financial Officer, David Whittle, had recently advised of his intention to step down in December for personal and family reasons, after assisting with the CFO transition. Nauman said, “We sincerely appreciate David’s outstanding contributions and dedication over the past seven years and wish him all the best in his future endeavors.”

Financial Report and Conference Call for Third Quarter 2014

Full details of the financial and operating results for the third quarter of 2014 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Friday, November 14, 2014. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through December 14, 2014, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13595099

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the amendment to the Silver Purchase Agreement, its impact on Alexco and the Keno Hill Silver District and the parties’ rights, obligations and conditions thereunder, including Alexco’s condition to pay Silver Wheaton $20 million and obtain regulatory approvals for any financing related thereto, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the anticipated timing of making a production decision in the Eastern Keno Hill Silver District including recommencement of production at the Bellekeno mining operation, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the parties’ performance under the amendment to the Silver Purchase Agreement, including Alexco’s ability to raise additional capital to make the $20 million payment to Silver Wheaton to meet its condition thereunder; success and timing of regulatory approvals; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital to make the $20 million payment to Silver Wheaton under the amendment, that regulatory approval will be obtained in a timely fashion, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.